UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ANNOUNCEMENT OF CHANGES TO TAXATION RULES IN CHILE

On October 24, 2014, Cencosud S.A. (“Cencosud” or the “Company”) filed an official notice of an essential event (Hecho Esencial) (an English translation of which is attached hereto) with the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros), or SVS, relating to certain changes to the taxation rules in Chile and the expected impact of such changes on the Company.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached involve various risks and uncertainties, including, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Sebastián Rivera Martínez
Name:	Sebastián Rivera Martínez
Title:	Legal Manager

Date: October 27, 2014

[English Translation]

Essential Event

CENCOSUD S.A.

Securities Registry Inscription No. 743

Santiago, October 24, 2014

Mr.

Superintendent

Superintendency of Securities and Insurance

Present

Ladies and Gentlemen,

Cencosud S.A., a corporation registered under number 743 in the Securities Registry of Securities of the Superintendency of Securities and Insurance (hereinafter “Cencosud” or the “Company”), in accordance with Article 9 and the second paragraph of Article 10, both of Law No. 18,045, and General Regulatory Guideline No. 30, Section II, of the Superindendency of Securities and Insurance presents, by means of this letter, news of the following essential event:

1.	On September 29, 2014, Law No. 20,780 was enacted and published in the Official Gazette, introducing various amendments to the current income tax law and taxation rules for other taxes. Under the recently enacted tax law, the income tax rate will increase to 21%, 22.5%, 24%, 25.5% and 27%, for the years 2014, 2015, 2016, 2017, 2018 and following fiscal years, respectively, such newly enacted rates to be applied in the event that the Company adopts the partially integrated system. Alternatively, for the years 2014, 2015, 2016 and 2017 and following fiscal years, an increase of 21%, 22.5%, 24%, and 25%, respectively, will apply in the event that the Company adopts the attributed taxable income system

2.	As set forth in the Circular Letter No. 856 released on October 17, 2014 by Superintendency of Securities and Insurance of Chile, the effect on deferred tax assets and liabilities balances resulting from the abovementioned increase of income tax rates should be accounted for in Equity. As a result, Cencosud estimates that this effect, based on the adoption of the partially integrated system, will be a net increase in the net deferred tax liability balance amounting to approximately ThCh$24,900,000.

3.	Additionally, Cencosud also estimates that the effect in results for the 2014 year, from changing the income tax rate from 20% to 21%, will amount to ThCh$1,200,000. Such effect will be disclosed in Cencosud’s financial statements as of September 30, 2014.

4.	Cencosud would like to reiterate that the abovementioned calculations have been made considering the application of the partially integrated system. If a future Shareholders Meeting decides to adopt the attributed income system, then the corresponding adjustments will be made.

5.	Cencosud would like to highlight that the accounting criteria, as set forth in Circular Letter No. 856, will only be applicable to Cencosud’s financial statement to be filed with the Superintendency of Securities and Insurance in Chile. For those financial statements to be filed with the Securities and Exchange Commission (SEC) in the United States of America, this mentioned accounting criteria will not be applied and the effects regarding the progressive increase in the income tax rates from 2014 through 2018 will be accounted for in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and accordingly, the Company will present the increase in the deferred tax liability balance in its Income Statement for approximately ChTh$24,200,000.

6.	Finally, the calculation model to fair value the Company’s investment properties incorporates the changes proposed by Law No. 20,780 as from June 30, 2014.

7.	As for the calculations indicated above in points 2, 3 and 5, these represent accounting impacts only, and do not involve cash for any potential tax payments derived from the recently enacted law.

Daniel Rodríguez Cofré

Chief Executive Officer

Cencosud S.A.